The Money Market Fund - Retail Class
2nd Quarter 2008

About the Fund

The Money Market Fund seeks to provide current income while maintaining a stable share price of $1.00. To pursue this goal, the Fund invests in high quality, short-term money market instruments, such as securities backed by the full faith and credit of the U.S. Government, securities issued by U.S. Government agencies, or obligations issued by corporations and financial institutions.

Appropriate Investors

With the advantages of competitive yields, convenience, and flexibility, The Money Market Fund makes an ideal choice for short-term investment objectives, whether you are seeking a competitive money market yield or a liquid investment vehicle.

A Leading Money Market Fund

One of the top performing general purpose money market funds for more than 20 years, The Money Market Fund seeks to provide investors with competitive yields that place the Fund among the top 10% of general purpose money market funds each year monitored by iMoneyNet, Inc., a leading money market fund ranking organization.

Invests in First-tier Short-term Securities

As interest rates fall, the advisor attempts to purchase securities with longer maturities in order to delay reinvestment into a declining interest rate environment. Conversely, when the advisor is faced with a rising interest rate environment, purchases are made in securities with shorter maturities to allow reinvestment of assets in securities with higher yields more quickly.

Check Writing Privileges

Investors in The Money Market Fund may also enjoy great benefits such as free check writing, exchanges, and withdrawals. Checks can be written against your Money Market Fund account for as little as $100.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	March 27, 1985
Ticker Symbol	FFMXX
CUSIP Number	339370504
Distributions	Monthly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Money Market Fund - Retail Class
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception (3/27/85)
The Money Market Fund - Retail Class	0.61%	1.53%	3.98%	4.29%	3.09%	3.54%	4.98%

Lipper General Purpose Money Market Fund Average**	0.50%	1.30%	3.55%	3.84%	2.60%	3.03%	4.45%

Expense Ratios+:    Net 0.48%    Gross 0.84%

Current Yields as of 6/30/08+:    7-day Compound Yield 2.21%    7-day Simple Yield 2.19%

Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates period and average annual total returns and current and effective yields for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the periods shown above. An investment in The Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

** The Lipper General Purpose Money Market Fund Average includes a number of mutual funds grouped by investment objective. The Lipper General Purpose Money Market Fund Average takes into account the deduction of expenses associated with a money market fund, such as investment management and accounting fees.

+ Current yields more closely reflect the current earnings of The Money Market Fund than do total return quotations.

PORTFOLIO HOLDINGS
as of June 30, 2008

1)	Commercial Paper	42%
2)	Variable Rate Corporate Notes	28%
3)	U.S. Gov't Agency Notes	20%
4)	Repurchase Agreements	6%
5)	Corporate Notes	4%

Portfolio Holdings Are Subject to Change

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Money Market Fund - Institutional Class
2nd Quarter 2008

About the Fund

The Money Market Fund seeks to provide current income while maintaining a stable share price of $1.00. To pursue this goal, the Fund invests in high quality, short-term money market instruments, such as securities backed by the full faith and credit of the U.S. Government, securities issued by U.S. Government agencies, or obligations issued by corporations and financial institutions.

Appropriate Investors

With the advantages of competitive yields, convenience, and flexibility, The Money Market Fund makes an ideal choice for short-term investment objectives, whether you are seeking a competitive money market yield or a liquid investment vehicle.

Invests in First-tier Short-term Securities

As interest rates fall, the advisor attempts to purchase securities with longer maturities in order to delay reinvestment into a declining interest rate environment. Conversely, when the advisor is faced with a rising interest rate environment, purchases are made in securities with shorter maturities to allow reinvestment of assets in securities with higher yields more quickly.

Seeks Competitive Yields / Low Expense Ratio

The Fund attempts to offer competitive yields relative to other institutional money market funds by managing the fund’s expense ratio.

How Interest Rate Changes Impact the Fund

When interest rates are falling, the investment advisor attempts to purchase securities with longer maturities to seek higher yields. When interest rates are rising, the investment advisor attempts to purchase shorter-term securities to seek high yields with low relative risk.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	December 28, 2004
Ticker Symbol	FFIXX
CUSIP Number	339370850
Distributions	Monthly
Initial Investment	$1,000,000 - Non IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Money Market Fund - Institutional Class
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	3 Years	Since Inception (12/28/04)
The Money Market Fund - Institutional Class	0.65%	1.60%	4.13%	4.44%	4.15%

iMoneyNet General Purpose Institutional Money Market Fund Average**	0.62%	1.55%	4.06%	4.56%	4.09%

Expense Ratios+:    Net 0.34%    Gross 0.67%

Current Yields as of 6/30/08+:    7-day Compound Yield 2.36%    7-day Simple Yield 2.33%

Past performance is not a guarantee of future results. Performance data for The Money Market Fund indicates period and average annual total returns and current and effective yields for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Money Market Fund during the periods shown above. An investment in The Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

** The iMoneyNet General Purpose Institutional Money Market Fund Average includes first-tier rated institutional money market funds and takes into account the deduction of expenses associated with a money market fund, such as investment management and accounting fees.

+ Current yields more closely reflect the current earnings of The Money Market Fund than do total return quotations.

PORTFOLIO HOLDINGS
as of June 30, 2008

1)	Commercial Paper	42%
2)	Variable Rate Corporate Notes	28%
3)	U.S. Gov't Agency Notes	20%
4)	Repurchase Agreements	6%
5)	Corporate Notes	4%

Portfolio Holdings Are Subject to Change

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The U.S. Government Bond Fund
2nd Quarter 2008

About the Fund

The U.S. Government Bond Fund seeks to maximize current income primarily through investment in U.S. Government securities or securities of any related agencies that are guaranteed by the U.S. Government.

Appropriate Investors

The U.S. Government Bond Fund is an ideal choice for conservative or risk-averse investors seeking an actively-managed fund that offers less volatility than most equity-based mutual funds.

“Defensive Investing” for Bond Market

The Fund brings a discipline of “Defensive Investing” to the fixed income markets. Defensive Investing seeks to maximize current income through investment in U.S. Government and related agency securities when the risk/reward relationships are favorable. When the risk/reward relationships are unfavorable, the Fund seeks to preserve investment gains by shifting the Fund’s assets to shorter-term U.S. Government securities or money market securities until conditions in the bond market are once again favorable for investment.

Daily Analysis of Market Conditions

The Fund’s investment advisor evaluates the risk/reward relationships of the bond market on a continuing basis, using an objective and quantitative decision model to determine market conditions. This model analyzes the relationships of various yield trends, along with economic and inflation data to determine the direction of intermediate-term interest rates.

How Interest Rate Changes Impact the Fund

The Fund’s investment advisor evaluates the risk/reward relationships of the bond market on a continuing basis, using an objective and quantitative decision model to determine market conditions. This model analyzes the relationships of various yield trends, along with economic and inflation data to determine the direction of intermediate-term interest rates.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	May 7, 1985
Ticker Symbol	FLXBX
CUSIP Number	339370405
Distributions	Monthly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The U.S. Government Bond Fund
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception (5/7/85)
The U.S. Government Bond Fund	-2.01%	0.64%	7.38%	3.76%	2.06%	3.49%	5.57%

Lehman Brothers Intermediate- Term Government / Credit Index**	-1.53%	1.43%	7.37%	4.27%	3.49%	5.55%	6.95%

Expense Ratios+:    Net 1.01%    Gross 1.72%

Past performance is not a guarantee of future results. Performance data for The U.S. Government Bond Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The U,S, Government Bond Fund during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

*The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

**The Lehman Brothers Intermediate-Term Government Credit Index is an unmanaged index of fixed-rate bonds issued by the U.S. Government and its agencies that are rated investment grade or higher and have one to ten years remaining until maturity and at least $100 million outstanding. The Lehman Brothers Intermediate-Term Government Credit Index does not take into account the deduction of expenses associated with a mutual Fund, such as investment management and accounting fees. One cannot invest directly in an index.

+ The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

PORTFOLIO HOLDINGS
as of June 30, 2008

1)	Morgan Stanley DW, Inc. Repurchase Agreement, 3.56%, 07/01/2008	16%
2)	Federal Home Loan Bank, 5.625%, 06/09/2017	7%
3)	FHLMC 4.32% 04/29/13	6%
4)	FHLMC 4.25% 03/11/13	6%
5)	Federal Home Loan Bank, 4.25%, 06/14/2013	6%
6)	Freddie Mac, 4.375%, 07/17/2015	6%
7)	FHLMC 5.3% 05-12-20	6%
8)	FNMA 4% 04-29-13	6%
9)	FHLMC 4.05% 05-01-13	6%
10)	Federal Home Loan Bank 5.5% 5/12/2023	6%
11)	FNMA 3% 1-14-11	6%
12)	FHLB 3.125% 10/21/2011	6%
13)	Fannie Mae 4.6% 6/05/2018	6%
14)	FHLMC 4.6% 6/5/2018	6%
15)	Cash & Equivalents	5%

Portfolio Holdings Are Subject to Change

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Muirfield Fund®
2nd Quarter 2008

About the Fund

The Muirfield Fund® seeks growth of capital by investing in other equity mutual funds that are not affiliated with the Fund and Exchange Traded Funds (ETFs), guided by a disciplined strategy of “Defensive Investing.”

Appropriate Investors

The Muirfield Fund® is designed for investors seeking long-term growth potential but are concerned about moderating the risks associated with being invested in equities at all times.

“Defensive Investing” seeks to minimize an investor’s exposure to risk while maximizing gains when Meeder believes the risk/reward relationship of the stock market is positive. This makes The Muirfield Fund® an investment choice for investors who are somewhat conservative or risk-averse but seek an actively managed fund providing the potential for positive investment returns over the long-term.

“Defensive Investing”

The Defensive Investing discipline, developed by Meeder Asset Management (Meeder) in 1974, seeks to maximize shareholder return through investment in equity Exchange Traded Funds (ETFs) when the investment advisor believes the risk/reward relationships of the stock market are positive. Using a quantitative model utilizing interest rate, economic and technical data, Defensive Investing seeks to preserve gains and avoid losses by shifting its assets into fixed-income securities and money market instruments when the investment advisor believes the risk/reward relationships of the stock market are unfavorable.

“Strategic Investing”

When our investment models indicate a low risk stock market environment, the Fund employs a discipline of “Strategic Fund Selection”, which is based on a relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Muirfield Fund® will invest in equity ETFs that target growth or value stocks, large-, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) based upon relative valuations to the overall market.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	August 10, 1988
Ticker Symbol	FLMFX
CUSIP Number	339370603
Distributions	Quarterly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Muirfield Fund®
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception (2/29/00)
The Muirfield Fund®	1.67%	-9.14%	-9.75%	5.08%	7.24%	3.58%	7.93%

S&P 500 Index**	-2.72%	-11.91%	-13.11%	4.40%	7.57%	2.88%	10.49%

Blended Index***	-1.49%	-6.79%	-6.59%	4.34%	5.83%	3.15%	8.12%

Expense Ratios+:    Net 1.38%    Gross 1.88%

Past performance is not a guarantee of future results. Performance data for The Muirfield Fund® indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Muirfield Fund® during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

** The S&P 500 Index is a widely recognized unmanaged index of common stock prices. The S&P 500 Index does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees. One cannot invest directly in an index.

*** The Blended Index consists of 60% S&P 500 Index and 40% 90-day T-Bills.

+ The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

PORTFOLIO HOLDINGS
as of June 30, 2008

1)	Cash & Equivalents	25%
2)	Janus Adviser Forty Fund - S	7%
3)	Hartford Capital Appreciation Fund - A	7%
4)	Fidelity Advisor Leveraged Company Stock Fund - A	6%
5)	Janus Enterprise Value Fund - A	5%
6)	Fidelity Independence Growth Fund	4%
7)	Federated Prime Obligations Fund - I	4%
8)	Allianz NFJ International Value Fund - A	4%
9)	Harbor International Fund - INS	4%
10)	Janus Adviser Mid Cap Value - S	4%
11)	Nuveen Tradewinds Value Fund - A	4%
12)	CGM Focus	3%
13)	MFS Value Fund Class A	3%
14)	Allianz NFJ Dividend Value Fund - D	3%
15)	Janus Adviser M/C Growth Fund - S	3%
16)	Lazard Emerging Mkt. Value Fund - A	3%
17)	Fairholme Value Fund - A	2%
18)	iShares S&P Midcap 400 Index	2%
19)	Powershares QQQ	2%
20)	S&P Midcap 400 Futures	2%
21)	DWS Large Cap Value Fund - A	1%
22)	Pioneer Cullen Value Fund - A	1%
23)	iShares S&P Latin America 40 Index Fund	1%

Portfolio Holdings Are Subject to Change

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Defensive Growth Fund
2nd Quarter 2008

About the Fund

The Defensive Growth Fund seeks growth of capital by investing its assets primarily in exchange traded funds (ETFs), following a disciplined strategy of “Defensive Investing.”

Appropriate Investors

The Defensive Growth Fund is designed for investors seeking long-term growth potential but are concerned about moderating the risks associated with being invested in equities at all times.

“Defensive Investing” seeks to minimize an investor’s exposure to risk while maximizing gains when Meeder believes the risk/reward relationship of the stock market is positive. This makes The Defensive Growth Fund an investment choice for investors who are somewhat conservative or risk-averse but seek an actively managed fund providing the potential for positive investment returns over the long-term.

“Defensive Investing”

The Defensive Investing discipline, developed by Meeder Asset Management (Meeder) in 1974, seeks to maximize shareholder return through investment in equity Exchange Traded Funds (ETFs) when the investment advisor believes the risk/reward relationships of the stock market are positive. Using a quantitative model utilizing interest rate, economic and technical data, Defensive Investing seeks to preserve gains and avoid losses by shifting its assets into fixed-income securities and money market instruments when the investment advisor believes the risk/reward relationships of the stock market are unfavorable.

“Strategic Investing”

When our investment models indicate a low risk stock market environment, the Fund employs a discipline of “Strategic Fund Selection”, which is based on a relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Defensive Growth Fund will invest in equity ETFs that target growth or value stocks, large-, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) based upon relative valuations to the overall market.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	January 31, 2006
Ticker Symbol	FLDFX
CUSIP Number	339370843
Distributions	Quarterly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Defensive Growth Fund
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	Since Inception (1/31/06)
The Defensive Growth Fund	-1.37%	-10.33%	-11.70%	-0.13%

S&P 500 Index**	-2.72%	-11.91%	-13.11%	1.97%

Blended Index***	-1.49%	-6.79%	-6.59%	2.91%

Expense Ratios+:    Net 1.56%    Gross 1.66%

Past performance is not a guarantee of future results. Performance data for The Defensive Growth Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Defensive Growth Fund during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

** The S&P 500 Index is a widely recognized unmanaged index of common stock prices. The S&P 500 Index does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees. One cannot invest directly in an index.

*** The Blended Index consists of 60% S&P 500 Index and 40% 90-day T-Bills.

+ The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

PORTFOLIO HOLDINGS
as of June 30, 2008

1)	Cash & Equivalents	25%
2)	Diamonds Trust Series I UIT	9%
3)	iShares S&P Mid Cap 400 Growth Index Fund	9%
4)	Powershares QQQ	7%
5)	iShares S&P Midcap 400 Index	7%
6)	Powershares Dynamic Mid Cap Growth Portfolio	6%
7)	iShares MSCI EAFE Index Fund	5%
8)	iShares Russell Mid Cap Value Fund	5%
9)	iShares MSCI EAFE Growth Index Fund	4%
10)	iShares S&P Latin America 40 Index Fund	3%
11)	D Jones US Industrial Sector Index Fund	3%
12)	Utilities Select Sector SPDR	3%
13)	iShares S&P 500 Barra Value Index Fund	3%
14)	Consumer Staples Select Sector SPDR Fund	3%
15)	iShares Russell Mid Cap Growth Fund	2%
16)	iShares MSCI EMU Index Fund	2%
17)	S&P Midcap 400 Futures	2%
18)	iShares MSCI Emerging Markets Index Fund	1%
19)	iShares DJ US Energy Sector Index Fund	1%

Portfolio Holdings Are Subject to Change

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Focused Growth Fund
2nd Quarter 2008

About the Fund

The Focused Growth Fund seeks growth of capital by investing its assets primarily in exchange-traded funds (ETFs) that invest in equity securities, following a “Strategic Fund Selection” discipline.

Appropriate Investors

The Focused Growth Fund is designed for investors with a long-term horizon and a high tolerance for risk. If you are an investor seeking long-term growth or looking to add a diversified fund to your portfolio, The Focused Growth Fund can become a cornerstone of your long-term investment plan.

Strategically-managed “Fund of Funds”

The Focused Growth Fund employs a “Fund of Funds” approach to investing in the equity market. The Fund offers investors the opportunity to invest in areas that Meeder Asset Management, Inc. (“Meeder”), the Fund’s investment adviser, believes to exhibit relative strength and relative value in the current stock market.

The Focused Growth Fund is managed for long-term growth and capital appreciation. The Fund employs a discipline of “Strategic Fund Selection”, which is based on a highly quantitative relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

Strategic Fund Selection

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Focused Growth Fund may invest in the ETFs that target growth or value stocks, large-,mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) depending on the areas that Meeder determines are demonstrating value relative to the overall market.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	January 31, 2006
Ticker Symbol	FLFGX
CUSIP Number	339370835
Distributions	Quarterly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Focused Growth Fund
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	Since Inception (1/31/06)
The Focused Growth Fund	-0.42%	-10.02%	-11.39%	0.84%

S&P 500 Index**	-2.72%	-11.91%	-13.11%	1.97%

Expense Ratios+:    Net 1.58%    Gross 1.68%

Past performance is not a guarantee of future results. Performance data for The Focused Growth Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Focused Growth Fund during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

** The S&P 500 Index is a widely recognized unmanaged index of common stock prices. The S&P 500 Index does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees. One cannot invest directly in an index.

+ The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

PORTFOLIO HOLDINGS
as of June 30, 2008

1)	iShares S&P Mid Cap 400 Growth Index Fund	14%
2)	Diamonds Trust Series I UIT	10%
3)	iShares S&P Midcap 400 Index	9%
4)	iShares MSCI EAFE Index Fund	8%
5)	S&P Midcap 400 Futues	8%
6)	Powershares QQQ	8%
7)	iShares S&P Latin America 40 Index Fund	7%
8)	iShares Russell Mid Cap Value Index Fund	7%
9)	PowerShares Dynamic Mid Cap Growth Portfolio	6%
10)	Dow Jones Industrial Sector Index Fund	5%
11)	Utilities Select Sector SPDR	4%
12)	Consumer Staples Select Sector SPDR Fund	4%
13)	iShares MSCI EAFE Growth Index Fund	2%
14)	iShares Russell Mid Cap Growth Fund	2%
15)	iShares MSCI Emerging Markets Index Fund	2%
16)	iShares DJ US Energy Sector Index Fund	1%
17)	iShares S&P 500 Barra Value Index Fund	1%
18)	iShares MSCI EMU Index Fund	1%
19)	Cash & Equivalents	1%

Portfolio Holdings Are Subject to Change

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Quantex Fund™
2nd Quarter 2008

About the Fund

The Quantex Fund™ seeks growth of capital over a long-term time horizon through investment in a diversified, style-neutral portfolio of small- and mid-capitalization stocks.

Appropriate Investors

The Quantex Fund™ is a diversified, style-neutral portfolio that is an ideal investment choice for long-term investors seeking growth of capital.

A Quantitative Investment Strategy

The Quantex Fund™ employs a quantitative investment strategy that selects common stocks from a predetermined market capitalization range. The stocks purchased by the Fund will generally fall in the small- and mid-cap range of the stock market, and may either be growth or value stocks. The Fund is typically diversified across all major industry sectors.

“Fallen Angels” & “Rising Stars”

The stocks owned by the Fund typically fall in two categories: 1) Fallen Angels -- larger capitalization companies whose stock prices have declined in recent years but are poised for a possible rebound; 2) Rising Stars -- smaller capitalization companies with the potential to perform well on both an absolute and relative basis.

Stock Screening Process

Stocks are screened for inclusion or removal from the Fund’s portfolio on an annual basis. Stocks in the portfolio whose value has grown or fallen out of the predetermined market capitalization range are sold. Meanwhile, new stocks that have fallen or risen into the predetermined capitalization range are added to the Fund’s portfolio. The securities held by the Fund are generally held for a long-term period, resulting in low portfolio turnover.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	March 20, 1985
Ticker Symbol	FLCFX
CUSIP Number	339370207
Distributions	Quarterly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Quantex Fund™
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception (3/20/85)
The Quantex Fund™	-4.73%	-13.16%	-26.22%	-0.46%	4.36%	0.52%	6.26%

Russell 2000 Index**	0.59%	-9.37%	-16.18%	3.82%	10.32%	5.58%	8.00%

S&P MidCap 400 Index***	5.43%	-3.90%	-7.34%	7.44%	12.59%	9.82%	12.28%

Expense Ratios+:    Net 1.56%    Gross 2.09%

Past performance is not a guarantee of future results. Performance data for The Quantex Fund™ indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Quantex Fund™ during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

**The Russell 2000 Index is a market-capitalization weighted index of the 2,000 smallest companies included in the Russell 3,000 Index. The Russell 3000 Index is a market-capitalization weighted index measuring the performance of the 3,000 largest U.S. companies based on total market capitalization. The Russell 2000 Index does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees. One cannot invest directly in an index.

*** The S&P MidCap 400 Index is an unmanaged index of common stock prices of mid-sized companies. The S&P MidCap 400 does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees. One cannot invest directly in an index.

+ The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

SECTOR WEIGHTINGS
as of June 30, 2008

1)	Consumer, Cyclical	21%
2)	Industrial	13%
3)	Consumer, Non-cyclical	13%
4)	Technology	12%
5)	S&P 400 Mid Cap Futures	11%
6)	Financial	9%
7)	Communications	9%
8)	Basic Materials	4%
9)	Utilities	4%
10)	Energy	3%
11)	Cash and Equivalents	1%

Sector Weightings Are Subject to Change

TOP TEN HOLDINGS
as of June 30, 2008
1)	Big Lots, Inc.	1.96%
2)	Ryder System, Inc.	1.47%
3)	Hasbro, Inc.	1.40%
4)	TECO Energy, Inc.	1.26%
5)	Dynegy, Inc.	1.20%
6)	Rowan Cos., Inc.	1.19%
7)	Affiliated Computer Services, Inc.	1.19%
8)	LSI Logic, Corp.	1.16%
9)	Darden Restaurants, Inc.	1.16%
10)	Allied Waste Industries, Inc.	1.15%

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Socially Responsible Utilities Fund
2nd Quarter 2008

About the Fund

The Socially Responsible Utilities Fund seeks current income and capital appreciation by investing in equity securities of domestic and foreign utility companies and their suppliers. However, the fund will not invest in electric utilities that generate power from nuclear reactors.

Appropriate Investors

The Socially Responsible Utilities Fund is designed for investors with a long-term time horizon and some tolerance for risk. If you are an investor seeking a fund to provide income or looking to diversify your portfolio with a socially-responsible sector fund, The Socially Responsible Utilities Fund is an ideal choice for investors seeking current income with a focus on appreciation of capital over the long-term.

Two Ways to Seek Total Return

Research has shown that when companies steadily increase their dividend payments to shareholders, their share prices also tend to increase as well. By investing in companies demonstrating a willingness to pay increasing dividends to shareholders, The Socially Responsible Utilities Fund seeks growth through increased rates of income and through growth of capital.

Invests in Fiscally-sound Utility Companies

The Socially Responsible Utilities Fund seeks to meet its objective by investing in fiscally-sound utility companies across the broad utilities market. The Fund evaluates these companies on fundamental criteria of financial strength, and seeks to invest in those that show the most attractive prospects for increased dividend payments and future growth.

A Socially Responsible Mutual Fund

The Socially Responsible Utilities Fund seeks to be a socially responsible mutual fund by avoiding companies with exposure to the nuclear power industry. The Fund also favors companies in utility-friendly states with fewer regulations to constrain earnings growth.

FUND FACTS
Portfolio Manager	Lowell G. Miller
Inception Date	June 21, 1995
Ticker Symbol	FLRUX
CUSIP Number	339370884
Distributions	Monthly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Socially Responsible Utilities Fund
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception (6/21/95)
The Socially Responsible Utilities Fund	7.01%	-2.51%	2.27%	12.56%	14.97%	6.54%	9.79%

Russell 3000 Utilities Index*	2.87%	-8.80%	-9.71%	8.64%	11.24%	1.43%	5.43%

Blended Index**	1.48%	-6.33%	-5.15%	5.52%	8.11%	3.18%	5.96%

Expense Ratios+:    Net 1.90%    Gross 2.10%

Past performance is not a guarantee of future results. Performance data for The Socially Responsible Utilities Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Socially Responsible Utilities Fund during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The Russell 3000 Utilities Index is a market capitalization-weighted index that is comprised of utility stocks that are included in the Russell 3000 Index. The Russell 3000 Utilities Index does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees. One cannot invest directly in an index.

** The Blended Index consists of 60% Russell 3000 Utilities and 40% Lehman Brothers Long Credit Index.

+ The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

SECTOR WEIGHTINGS
as of June 30, 2008

1)	Telephone & Telecommunications	43%
2)	Pipelines	20%
3)	Electric Utility	20%
4)	Natural Gas Distribution	11%
5)	Oil Exploration & Production	2%
6)	Water Utility	2%
7)	Cash & Equivalents	1%
8)	Independent Power Producer	1%

Sector Weightings Are Subject to Change

TOP TEN HOLDINGS
as of June 30, 2008

1)	NII Holdings, Inc.	6.29%
2)	AES Corp.	4.53%
3)	AT&T, Inc.	4.31%
4)	Verizon Communications	4.12%
5)	El Paso Corporation	3.91%
6)	Kinder Morgan	3.69%
7)	NiSource, Inc.	3.63%
8)	Spectra Energy Corp.	3.52%
9)	Questar Corp.	3.50%
10)	Corning, Inc.	3.43%

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Dynamic Growth Fund
2nd Quarter 2008

About the Fund

The Dynamic Growth Fund seeks growth of capital by investing its assets in equity mutual funds, exchange-traded funds (ETFs), and stock index futures, following a “Strategic Fund Selection” discipline.

Appropriate Investors

The Dynamic Growth Fund is designed for investors with a long-term time horizon and a greater tolerance for risk. If you are an investor seeking growth or looking to add a diversified fund to your portfolio, The Dynamic Growth Fund can become a cornerstone of your long-term investment plan.

Strategically-managed “Fund of Funds”

The Dynamic Growth Fund employs a “fund of funds” approach to investing in the equity market. The Fund offers investors the opportunity to invest in areas that Meeder Asset Management, Inc. (“Meeder”), the Fund’s investment adviser, believes to exhibit relative strength and relative value in the current stock market.

The Dynamic Growth Fund is managed for long-term growth and capital appreciation. The Fund employs a discipline of “Strategic Fund Selection”, which is based on a highly quantitative relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

Strategic Fund Selection

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Dynamic Growth Fund may invest in mutual funds and ETFs that target growth or value stocks, large, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) depending on the areas that the Investment Advisor determines are demonstrating value relative to the overall market.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	February 29, 2000
Ticker Symbol	FLDGX
CUSIP Number	339370876
Distributions	Quarterly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Dynamic Growth Fund
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	3 Years	5 Years	Since Inception (2/29/00)
The Dynamic Growth Fund	3.05%	-8.55%	-9.04%	6.33%	8.43%	-0.47%

S&P 500 Index**	-2.72%	-11.91%	-13.11%	4.40%	7.57%	0.91%

Expense Ratios+:    Net 1.32%    Gross 1.86%

Past performance is not a guarantee of future results. Performance data for The Dynamic Growth Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Dynamic Growth Fund during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

** The S&P 500 Index is a widely recognized unmanaged index of common stock prices. The S&P 500 Index does not take into account the deduction of expenses associated with a mutual fund, such as investment management and accounting fees. One cannot invest directly in an index.

+ The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

PORTFOLIO HOLDINGS
as of June 30, 2008

1)	Janus Adviser Forty Fund - S	8%
2)	Hartford Capital Appreciation Fund - A	8%
3)	Fidelity Advisor Leveraged Company Stock Fund - A	7%
4)	S&P Midcap 400 Future	7%
5)	Fidelity Independence Growth Fund	6%
6)	Janus Enterprise Value Fund - A	6%
7)	Allianz NFJ International Value Fund - A	6%
8)	Harbor International Fund - INS	6%
9)	Lazard Emerging Mkt Value Fund - A	5%
10)	Nuveen Tradewinds Value Fund - A	5%
11)	CGM Focus	5%
12)	Janus Adviser Mid Cap Growth Fund - S	4%
13)	Janus Adviser Mid Cap Value Fund - S	4%
14)	Fairholme Value Fund - A	4%
15)	Pioneer Cullen Value Fund - A	3%
16)	Allianz NFJ Divd. Value Fund - D	3%
17)	Powershares QQQ	3%
18)	iShares S&P Midcap 400 Index	3%
19)	MFS Value Fund Class A	3%
20)	DWS Large Cap Growth Fund - A	2%
21)	Ivy Large Cap Growth Fund - A	2%

Portfolio Holdings Are Subject to Change

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Aggressive Growth Fund
2nd Quarter 2008

About the Fund

The Aggressive Growth Fund seeks growth of capital by investing its assets primarily in exchange-traded funds (ETFs) that invest in equity securities, following a “Strategic Fund Selection” discipline.

Appropriate Investors

The Aggressive Growth Fund is designed for investors with a long-term time horizon and a high tolerance for risk. If you are an investor seeking long-term growth or looking to add a diversified fund to your portfolio, The Aggressive Growth Fund can become the cornerstone of your long-term investment plan.

Strategically Managed “Fund of Funds”

The Aggressive Growth Fund employs a “fund of funds” approach to investing in the equity market. The Fund offers investors the opportunity to invest in areas that Meeder Asset Management (“Meeder”), the Fund’s investment adviser, believes to exhibit relative strength and relative value in the current stock market.

The Aggressive Growth Fund is managed for long-term growth and capital appreciation. The Fund employs a discipline of “Strategic Fund Selection”, which is based on a highly quantitative relative value analysis of the various styles, sectors, and capitalization ranges of the stock market.

Strategic Fund Selection

Strategic Fund Selection seeks to identify which areas of the stock market have the most attractive prospects for growth in the current market environment. The Aggressive Growth Fund may invest in funds that target growth or value stocks, large-, mid-, or small-cap stocks, or stocks from various industry sectors (e.g.: energy, financial services, technology, etc.,) depending on the areas that Meeder determines are demonstrating value relative to the overall market.

FUND FACTS
Portfolio Manager	Management Team*
Inception Date	February 29, 2000
Ticker Symbol	FLAGX
CUSIP Number	339370868
Distributions	Quarterly
Initial Investment	$2500 - Non IRA $500 - IRA
Risk Level

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com

The Aggressive Growth Fund
2nd Quarter 2008

PERFORMANCE
as of June 30, 2008

	3 Months	YTD	1 Year	3 Years	5 Years	Since Inception (2/29/00)
The Aggressive Growth Fund	-0.52%	-10.24%	-11.08%	4.85%	7.60%	-2.91%

NASDAQ Composite Index**	0.82%	-13.18%	-11.18%	4.51%	7.90%	-7.73%

Expense Ratios+:    Net 1.70%    Gross 1.83%

Past performance is not a guarantee of future results. Performance data for The Aggressive Growth Fund indicates period and average annual total returns for the periods indicated and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses were reimbursed in order to reduce the operating expenses of The Aggressive Growth Fund during the periods shown above. This waiver is voluntary and may be terminated at any time.

This literature is authorized for distribution only when preceded or accompanied by a current prospectus for the Fund. Please read the prospectus carefully before investing. The prospectus can be obtained online at www.flexfunds.com in the “Downloads and Forms” section or by calling The Flex-funds at the number below to request a copy.

* The management team includes the following members: Robert G. Techentin; Clinton Brewer; Jeff Liu, CFA; Robert S. Meeder, Jr. and Dale Smith.

** The NASDAQ Composite Index is a broad-based capitalization-weighted index of all NASDAQ National Market and small-cap stocks. The NASDAQ Composite Index does not take into account the deduction of expenses associated with a mutual Fund, such as investment management and accounting fees. One cannot invest directly in an index.

+ The Net and Gross Expense Ratios are percentages of the Fund’s average net assets as they are shown in the most current Fund’s Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly.

PORTFOLIO HOLDINGS
as of June 30, 2008

1)	Diamonds Trust Series I UIT	12%
2)	Powershares QQQ	12%
3)	iShares S&P Latin America 40 Index Fund	9%
4)	Powershares Dynamic Mid Cap Growth Portfolio	9%
5)	S&P 400 Midcap Future	7%
6)	iShares Russell Mid Cap Value Fund	7%
7)	iShares S&P Midcap 400 Index	7%
8)	iShares Russell Midcap Growth Fund	7%
9)	iShares MSCI EAFE Index Fund	5%
10)	iShares S&P Midcap 400 Growth Index Fund	4%
11)	iShares MSCI EAFE Growth Index Fund	3%
12)	Consumer Staples Sel Sector SPDR Fund	3%
13)	D Jones US Industrial Sector Index Fund	3%
14)	iShares MSCI EMU Index Fund	3%
15)	Utilities Select Sector SPDR	2%
16)	iShares S&P 500 Growth Index Fund	2%
17)	iShares MSCI Emerging Markets Index Fund	2%
18)	iShares MSCI Singapore Index Fund	1%
19)	iShares MSCI Taiwan Index Fund	1%
20)	Cash & Equivalents	1%

Portfolio Holdings Are Subject to Change

6125 Memorial Drive, P.O. Box 7177, Dublin, Ohio 43017 Toll Free 800-325-3539 Local 614-760-2159 Fax 614-791-2572 www.flexfunds.com Email: flexfunds@meederfinancial.com